Exhibit 6.2

DISTRIBUTION SUPPORT AGREEMENT

THIS DISTRIBUTION SUPPORT AGREEMENT (this “Agreement”) dated as of December 17, 2015, by and between SAYT Master Holdco LLC (“SAYT”) and Hamilton National Income Trust, Inc. (the “Company”).

WHEREAS, the Company is offering for sale (the “Offering”) a maximum of $50,000,000 of its common shares (the “Shares”) pursuant to a Regulation A Offering Statement on Form 1-A under the Securities Act of 1933, as amended;

WHEREAS, the net proceeds of the Offering will used to originate, acquire and manage a portfolio of real estate-related investments such as mezzanine loans, first lien mortgage loans, second lien mortgage loans, bridge loans and preferred equity interests, in each case with a focus on investments intended to finance development or redevelopment opportunities, and may also be used to invest in debt and derivative securities related to real estate assets; and

WHEREAS, to provide additional funds to the Company to invest in the Offering and to provide additional funds to support the Company’s cash distributions to holders of the Shares (the “Shareholders”), the Company and SAYT desire to enter into this Agreement, pursuant to which SAYT has agreed to pay all of the Company’s Organization and Offering Costs as set forth below and to purchase Shares on the terms set forth below;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Definitions. The following terms, when used herein, shall have the following meanings:

“Affiliate” means with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such other Person; (ii) any Person directly or indirectly owning, controlling, or holding with the power to vote 10% or more of the outstanding voting securities of such other Person; (iii) any legal entity for which such Person acts as an executive officer, director, trustee, or general partner; (iv) any Person 10% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held, with power to vote, by such other Person; and (v) any executive officer, director, trustee, or general partner of such other Person.

“Agreement” has the meaning set forth in the recitals.

“Advisory Agreement” means the Advisory Agreement between the Company and Hamilton Advisor, dated as of June 17, 2015, as amended from time to time.

“Business Day” means any day other a Saturday, a Sunday or a day on which banks are required or permitted to close in New York City.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto. Reference to any provision of the Code shall mean such provision as in effect from time to time, as the same may be amended, and any successor provision thereto, as interpreted by any applicable regulations as in effect from time to time.

“Company” has the meaning set forth in the recitals.

“Distribution Shortfall” means, with respect to any calendar quarter during the Term, the amount by which the Threshold Amount exceeds MFFO for such quarter or, in the event MFFO is negative, the amount of the Threshold Amount for such quarter.

“Hamilton Advisor” means Hamilton National Income Trust LLC.

“Invested Capital” means the amount calculated by multiplying the total number of Shares purchased by Shareholders by the Issue Price, reduced by (i) any amounts paid by the Company to repurchase Shares pursuant to the Company’s share repurchase program and (ii) any distribution amounts that constitute a “return of capital” for U.S. federal income tax purposes, including without limitation liquidating distributions made to Shareholders and net sale proceeds distributed to Shareholders as a result of the sale of one or more of the Company’s investments to the extent such distributions constitute a return of capital.

“Issue Date” has the meaning set forth in Section 4(b) hereof.

“Issue Price” means the gross price per Share the original purchasers of Shares paid to the Company for the Shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Shares).

“MFFO” means the Company’s modified funds from operations as disclosed in the Company’s Periodic Report filed with respect to the applicable period.

“Offering” has the meaning set forth in the recitals.

“Organization and Offering Costs” means all the expenses incurred by the Company in connection with the Offering, including all costs and expenses in connection with the Company’s formation and the Offering, including the Company’s legal, accounting, printing, mailing and filing fees, amounts to reimburse Hamilton Advisor for its portion of the salaries of the employees of its affiliates who provide services to Hamilton Advisor, and other costs in connection with administrative oversight of the Offering and the marketing process, such as preparing supplemental sales materials, holding educational conferences and attending retail seminars.

“Purchase Price” means, as of any given date, the per Share price payable in the Offering.

“Periodic Report” means the Company’s current report on Form 1-U, semi-annual report on Form 1-SA or annual report on Form 1-K, as applicable.

“Person” means an individual, corporation, partnership, estate, trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity, or any government or any agency or political subdivision thereof, and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

“SAYT” has the meaning set forth in the recitals.

“SEC” means the United States Securities and Exchange Commission.

“Shares” has the meaning set forth in the recitals.

“Shareholders” has the meaning set forth in the recitals.

“Shareholders’ 6% Return” means, as of any date, an aggregate amount equal to a 6% cumulative, non-compounded, annual return on and of Invested Capital (calculated like simple interest on a daily basis based on a 365 day year). For purposes of calculating the Shareholders’ 6% Return, Invested Capital shall be determined for each day during the period for which the Shareholders’ 6% Return is being calculated.

“Threshold Amount” means an amount equal to the Shareholders’ 6% Return, prorated for such quarter.

“Term” has the meaning set forth in Section 5 hereof.

2. Payment of Organization and Offering Costs. SAYT shall pay or reimburse the Company for all of the Company’s Organization and Offering Costs. Such payment or reimbursement shall be made on demand by the Company.

3. Share Purchase Commitment. In the event of a Distribution Shortfall for any calendar quarter during the Term, SAYT shall purchase Shares from the Company in an amount no less than the Distribution Shortfall; provided, however, that SAYT shall not be obligated to purchase Shares for any quarter in which MFFO for such quarter exceeds the Threshold Amount; further provided, that SAYT’s obligation to purchase Shares pursuant to this Agreement shall be limited to an aggregate of $15,000,000 in purchase amount. Any Shares purchased by SAYT pursuant to this Section 3 shall be purchased pursuant to the Offering and at the Purchase Price in effect as of the date of purchase of the Shares, and further provided, that SAYT shall not be obligated to purchase Shares pursuant to this Agreement until after the end of the first full calendar quarter following the first quarter in which the Company issues Shares in the Offering.

4. Procedure for Purchase of Shares.

(a) In the event of a Distribution Shortfall, the Company shall deliver to SAYT a written notice within ten (10) Business Days following the Company’s filing with the SEC of its Periodic Report that discloses the Company’s MFFO for such calendar quarter specifying the number of Shares to be purchased by SAYT pursuant to Section 3 above and the Company’s calculation of the Distribution Shortfall.

(b) On the fifth Business Day following the delivery of such notice (the “Issue Date”), the Company shall issue to SAYT the Shares being sold against SAYT’s delivery of an executed subscription agreement for the Offering and payment of the purchase price for such Shares by wire transfer of immediately available funds.

5. Term. This Agreement shall be in effect until the earlier of (a) the fifth anniversary of the initial closing of the Offering; (b) the date on which SAYT has purchased an aggregate amount of Shares pursuant to this Agreement equal to $15,000,000; or (c) the date upon which neither Hamilton Advisor nor another Affiliate of SAYT is serving as the Company’s Advisor (as such term is defined in Advisory Agreement) with responsibility for the Company’s day-to-day operations (the “Term”).

6. Notices. All notices shall be in writing and shall be given or made, by delivery in person or by guaranteed delivery overnight courier to SAYT at the address set forth below:

SAYT Master Holdco LLC

1985 Cedar Bridge Avenue, Suite 1

Lakewood, NJ 08701

Attention: General Counsel

or to such other address as SAYT may designate to the Company in writing. Notices shall be effective upon receipt in the case of personal delivery or one Business Day after being sent in the case of delivery by overnight courier.

7. Voting Agreement. SAYT agrees, and shall cause any of its Affiliates to whom it may transfer Shares to agree on behalf of itself and to require any subsequent transferees that are Affiliates to agree that, with respect to any Shares purchased pursuant to this Agreement, it will not vote or consent on certain matters submitted to the Shareholders, including without limitation, the removal of Hamilton Advisor or any of its Affiliates as the Company’s Advisor (as such term is defined in the Advisory Agreement). This voting restriction shall survive until such time that Hamilton Advisor or any of its Affiliates is no longer serving as the Company’s Advisor.

8. Assignment; Third Party Beneficiaries. This Agreement may not be assigned by either party; provided, however, that SAYT may assign its obligations under this Agreement to any one or more of its Affiliates, but no such assignments shall relieve SAYT of its obligations hereunder. This Agreement shall inure to the benefit of and shall be binding upon the heirs, executors, administrators, legal representatives, successors and assigns of the parties hereto.

9. Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Maryland without reference to conflict of law provisions.

10. Amendment. No amendment, modification or waiver of this Agreement will be valid unless made in writing and duly executed by each party hereto.

11. Entire Agreement. This Agreement constitutes the entire understanding between the parties with respect to the subject matter hereof. This Agreement may be executed in one or more counterparts.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

HAMILTON NATIONAL INCOME TRUST, INC.

By:	/s/ David Lichtenstein
Name:	David Lichtenstein
Title:	Chief Executive Officer

SAYT MASTER HOLDCO LLC

By:	/s/ David Lichtenstein
Name:	David Lichtenstein
Title:	Chief Executive Officer